News Release
TSX:RMX | NYSE AMEX:RBY May 17, 2010

Significant New High-Grade Gold Intercepts from Rubicon’s F2 Gold System,
Red Lake, Ontario
-includes 76.35 oz/ton gold over 1.6 feet, 0.53 oz/ton gold over 18.0 feet and 0.51 oz/ton gold over 16.7 feet-

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to provide an update of the latest diamond drilling results from its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. Drilling in several areas continues to intersect numerous high-grade and broad gold-bearing intervals which further expand the F2 Gold System. To date approximately 130,000 metres of drilling has been completed on the F2 Gold System and a further 115,000 metres are planned to test and infill a 1200 by 1600-metre target area, referred to as the ‘9X drill plan’. Significant new drill results are summarized below and all new results are presented in Table 1 and Figures 1, 2 and 3.

Deep Central area (target area 2, Figure 3)– Two new significant intercepts highlight potential to depth

Underground drill hole 122-60 intersected an impressive 0.53 oz/ton gold over 18.0 feet (18.2 g/t gold over 5.5 metres), including several sections (see Table 1, Figures 1 and 3) grading over one ounce per ton gold (34.28 g/t gold). The new intercept, in target area 2 (Figure 3) and at a depth of 928 metres below surface, was designed to test the interpreted depth extension of the F2 Core Zone, (Figure 2) which occurs at shallower depths in target area 1 (see Figures 1 and 3).  This new intercept provides further evidence that excellent gold grades continue to depth as well as providing important confirmation of Rubicon’s exploration model.

Also in target area 2 (Figure 3), surface hole F2-95 intersected a significant gold bearing zone grading 0.51 oz/ton gold over 16.7 feet (17.5 g/t gold over 5.1 metres) including 0.83 oz/ton gold over 9.8 feet (28.4 g/t gold over 3.0 metres).  This intercept not only confirms gold grades to depth as above, but is 175 metres north of the intercept above in 122-60 and below the West Limb Area (Figure 2 and 3) in an area of limited drilling and thus forms a potential new zone for follow-up drilling.

Southern area (target area 3, Figure 3)– deep extension of 122-10 zone

Underground drill hole 305-3 in target area 5 was designed to test for the extension to depth of the 122-10 Zone (0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) including 3.82 oz/ton gold over 4.9 feet (130.9 g/t gold over 1.5 metres). It intersected 0.15 oz/ton gold over 45.9 feet (5.1 g/t gold over 14.0 metres) 240 metres below 122-10 and contained metre-wide high-grade sections including 0.79 oz/ton gold over 3.3 feet (27.2 g/t gold over 1.0 metre) (see Table 1). This hole suggests good potential to expand the 122-10 Zone to depth.

Also in target area 5 (Figure 3) surface hole F2-91 intersected 0.32 oz/ton gold over 16.4 feet (10.9 g/t gold over 5.0 metres) including 1.40 oz/ton gold over 3.3 feet (48.0 g/t gold over 1.4 metres) and is interpreted to be a new extension of the 122-40 Zone.  This intercept expands the F2 Gold System to the southwest taking the known overall strike length to 1080 metres.

Additional high-grade between the main F2 corridor and the ultramafic hanging wall contact (target area 1, Figure 3)

Underground drill hole 122-62A intersected a high-grade interval of 76.35 oz/ton gold over 1.6 feet (2617.8 g/t gold over 0.5 metres) at a depth of 411 metres below surface in target area 1. This intercept occurs in a six-metre thick (core length) vein zone in intrusive rocks developed within the hanging wall to the main F2 mineralized corridor. It occurs approximately 130 metres from two intercepts in 122-48, reported in our April 12, 2010 news release which contained 1.26 oz/ton gold over 1.6 feet (43.3 g/t gold over 0.5 metres) and 3.75 oz/ton gold over 1.6 feet (128.6 g/t gold over 0.5 metres).  Taken together, these intercepts suggest the emergence of new high-grade targets within the hanging wall to the F2 basalts. These hanging wall zones will be crossed by the planned underground exploration drift, providing direct access to the along strike extension of this new emerging zone.

Northern Extension Area (target area 4, figure 3)– Filling in

Drilling from surface in target area 4 continues to intersect gold mineralization and fill-in drilling is ongoing in this area. Examples include F2-90: 0.73 oz/ton gold over 3.3 feet (25.1 g/t gold over 1.0 metres) and F2-92: 0.19 oz/ton gold over 12.8 feet (6.6 g/t gold over 3.9 metres) including 0.37 oz/ton gold over 5.9 feet (12.8 g/t gold over 1.8 metres).
Hanging Wall Zone (target area 3, Figure 3)– additional high-grade intercept.

Surface hole HW-6 intersected 1.06 oz/ton gold over 3.3 feet (36.3 g/t gold over 1.0 metre) located approximately 108 metres from a previously reported intercept in F2-39 of 91.91 oz/ton gold over 1.6 feet (3151.1 g/t gold over 0.5 metres) The intercept occurs close to the contact between hanging wall basalts and their structural contact with underlying ultramafic rocks. These results, along with other significant intercepts have been reported in this area including HW-3, 1.81 oz/ton gold over 3.3 feet (62.0 g/t gold over 1.0 metre), suggest further potential for this hanging wall zone.

“These latest drill holes continue to yield impressive results from all areas and validate our geological model of the F2 Gold System. The combination of a very robust gold mineralizing system and an increasingly reliable geological interpretation has led to a remarkably high success rate, especially for a lode gold system such as this,” said David Adamson, President and CEO.

Table 1:  Assay Results

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
122-50	Anomalous
122-53	361	5.1	6.0	0.15	19.7	1
122-54	440	4.7	10.7	0.14	35.1	1
Incl.	440	10.9	3.0	0.32	9.8	1
Sub incl.	440	34.5	0.5	1.01	1.6	1
122-57	435	5.6	1.8	0.16	5.9	1
122-60	928	18.2	5.5	0.53	18.0	2
Incl.	927	56.8	0.5	1.66	1.6	2
And incl.	929	35.8	0.5	1.04	1.6	2
And incl.	930	52.1	0.5	1.52	1.6	2
122-62A	337	12.8	2.0	0.37	6.6	1
122-62A	411	2617.8	0.5	76.35	1.6	1
305-03	918.1	5.1	14.0	0.15	45.9	5
Incl.	920.8	27.2	1.0	0.79	3.3	5
And incl.	923.1	13.8	1.0	0.40	3.3	5
F2-78-W3	Did not reach Target
F2-89	566	9.3	1.1	0.27	3.6	4
F2-90	359	3.2	5.0	0.09	16.4	4
F2-90	432	25.1	1.0	0.73	3.3	4
F2-90	194	23.5	1.0	0.69	3.3	4
F2-91	663	10.9	5.0	0.32	16.4	5
Incl.	661	48.0	1.0	1.40	3.3	5
F2-92	444	3.0	7.0	0.09	23.0	2
F2-92	259	6.6	3.9	0.19	12.8	2
Incl.	258	12.8	1.8	0.37	5.9	2
F2-93	91	4.4	2.3	0.13	7.5	1
F2-95	876.7	17.5	5.1	0.51	16.7	2
Incl.	877.7	28.4	3.0	0.83	9.8	2
HW-5	No Significant Assays
HW-6	183	36.3	1.0	1.06	3.3	3
HW-7	Anomalous
HW-8	Anomalous
HW-9	No Significant Assays
HW-10	No Significant Assays
Holes with the prefix ‘122’ and ‘305’were drilled from underground, all other holes are drilled from surface. Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold.
A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 1: F2 Gold System Plan Map

                                     Figure 2: F2 Gold System Plan Map with Emerging Outlines of Gold Zones

                                   Figure 3:  Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
300m Level Plan
-350 m
-550 m
700m Level Plan
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
1
2
3
4
5
6
7
8
9
F2-93 4.4 / 2.3
F2-90 23.5 / 1.0
F2-92 6.6 / 3.9 Incl. 12.8 / 1.8
F2-90 3.2 / 5.0
F2-90 25.1 / 1.0
F2-92 3.0 / 7.0
F2-89 9.3 / 1.1
122-57 5.6 / 1.8
F2-95 17.5 / 5.1 Incl. 28.4 / 3.0
122-60 18.2 / 5.5 Incl. 56.8 / 0.5 And Incl. 35.8 / 0.5 And Incl. 52.1 / 0.5
305-03 5.1 / 14.0 Incl. 27.2 / 1.0 And Incl. 13.8 / 1.0
122-54 4.7 / 10.7 Incl. 10.9 / 3.0 Sub Incl. 34.5 / 0.5
F2-91 10.9 / 5.0 Incl. 48.0 / 1.0
HW-6 36.3 / 1.0
122-62A 12.8 / 2.0
122-53 5.1 / 6.0
122-62A 2617.8 / 0.5
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63 14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-07    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
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